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RNS Director/PDMR Shareholding

DIRECTOR/PDMR SHAREHOLDING - REPLACEMENT

UNILEVER PLC

Released 17:38:49 02 December 2022

RNS Number : 4993I
Unilever PLC
02 December 2022

The following amendment has been made to the announcement titled 'Director/PDMR Shareholding' released on 3 November 2022 at 14:58 under RNS No: 2681F:

the conditional award granted to Maria Varsellona under the Targeted Share Award plan on 28 October 2022 incorrectly stated 59,443.124 conditional Unilever PLC Ordinary shares of 3 1/9p and should have read 68,671.136 conditional Unilever PLC Ordinary shares of 3 1/9p.

All other details remain unchanged.

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Matthew Close
2	**Reason for the notification**	
a)	Position/status	Business Group President, Ice Cream (member of Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type**

	of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Award of 4,384.582 conditional Unilever PLC Ordinary shares of 3 1/9p under the Performance Share Plan operated under the Unilever Share Plan 2017.
c)	Currency	GBP
d)	Price(s) and volume(s)	Price(s): £0.00 Volume(s): 4,384.582
e)	Aggregated information - Volume - Total	 4,384.582 £0.00
f)	Date of the transaction	2022-10-28
g)	Place of the transaction	London Stock Exchange - XLON

Unilever PLC

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them

1	**Details of the person discharging managerial responsibilities / person closely associated**	
a)	Name	Fernando Teston Fernandez
2	**Reason for the notification**	
a)	Position/status	Business Group President, Beauty & Wellbeing (member of Unilever Leadership Executive)
b)	Initial notification /Amendment	Initial Notification
3	**Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor**	
a)	Name	Unilever PLC
b)	LEI	549300MKFYEKVRWML317
4	**Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted**	
a)	Description of the financial instrument, type of instrument Identification code	Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78
b)	Nature of the transaction	Award of 3,364.040 conditional Unilever PLC Ordinary shares of 3 1/9p under the Performance Share Plan operated under the North America Omnibus Plan.
c)	Currency	GBP
d)	Price(s) and volume(s)	Price(s) Volume(s)

£0.00 3,364.040 e) Aggregated information - Volume - Total 3,364.040 £0.00 f) Date of the transaction 2022-10-28 g) Place of the transaction London Stock Exchange - XLON Unilever PLC Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them 1 Details of the person discharging managerial responsibilities / person closely associated a) Name Maria Varsellona 2 Reason for the notification a) Position/status Chief Legal Officer (member of Unilever Leadership Executive) b) Initial notification /Amendment Amendment 3 Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor a) Name Unilever PLC b) LEI 549300MKFYEKVRWML317 4 Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted a) Description of the financial instrument, type of instrument Identification code Unilever PLC ordinary 3 1/9 pence shares GB00B10RZP78 b) Nature of the transaction Award of 14,585.581 conditional Unilever PLC Ordinary shares of 3 1/9p under the Performance Share Plan operated under the Unilever Share Plan 2017. Award of conditional 68,671.136 Unilever PLC Ordinary shares of 3 1/9p under the Targeted Share Award Plan operated under the Unilever Share Plan 2017. c) Currency GBP d) Price(s) and volume(s) Price(s) Volume(s) £0.00 £0.00 14,585.581 68,671.136 e) Aggregated information - Volume - Total 83,256.717 £0.00 f) Date of the transaction 2022-10-28 g) Place of the transaction London Stock Exchange - XLON

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